Exhibit 99.1

February 3, 2011	2011-03
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining Announces Pricing of US$90 Million Offering of Convertible Senior Notes

Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has entered into an agreement to issue and sell US$90 million aggregate principal amount of 5.5% senior convertible notes due 2016 (the “notes”). Jaguar has granted the initial purchasers a 30-day option to purchase up to an additional US$13.5 million aggregate principal amount of notes to cover over-allotments, if any. The closing of the offering of the notes is expected to occur on or about February 9, 2011, subject to the satisfaction of customary closing conditions, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

Jaguar expects to receive net proceeds of approximately US$86.3 million from the offering of the notes (or approximately US$99.3 million if the initial purchasers’ over-allotment option is exercised in full). Jaguar intends to use the net proceeds from the sale of the notes toward development of our Gurupi project in northern Brazil and for working capital and general corporate purposes.

The notes will be unsecured, senior obligations of the Company. The notes will bear interest at a rate of 5.5% per year, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and will mature on March 31, 2016. The notes will have an initial conversion rate of 132.4723 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately US$7.55 per common share, which is approximately 137.5% of the closing price of Jaguar common shares on the New York Stock Exchange on February 3, 2011. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes will be convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

125 North State Street · Concord, NH  03301 · Phone: (603) 224-4800 · Fax: (603) 228-8045 · info@jaguarmining.com · www.jaguarmining.com

For Information:

Investors and analysts:	Media inquiries:

Bob Zwerneman, Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com
Forward Looking Statements

This press release contains forward-looking statements regarding the terms of the notes, the use of proceeds, the closing date, the over-allotment option and a potential acquisition. These forward-looking statements can be identified by the use of words “expected,” “intends” and “will.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds, the terms of the notes and the anticipated closing date to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including risks related to completion of the proposed offering and the use of proceeds from the offering.

These forward-looking statements represent our views as of the date of this press release. Subsequent events and developments could cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

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